                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934

                                  ON2.COM INC.
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                                (Name of Issuer)

                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                   68338A 10 7
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                                 (CUSIP Number)

                                 David S. Silver
                                c/o On2.com Inc.
                              375 Greenwich Street
                            New York, New York 10013
                                 (212) 941-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 25, 1999
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             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d- 1(g), check the following box |_|.

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                        [Continued on the following page]




                                Page 1 of 5 pages

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CUSIP No.                    SCHEDULE 13D                    Page 2 of 5 Pages
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   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Stanley N. Marder


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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS*

       00


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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States


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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            2,587,963 shares
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             2,587,963 shares
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,587,963 shares

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.25%

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  14   TYPE OF REPORTING PERSON*

       IN


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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 68338A             SCHEDULE 13D                    Page 3 of 5 Pages
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Item 1.  Security and Issuer.

         The title of the class of equity securities to which this Statement relates is Common Stock, no par value (the "Company Common Stock"), of On2.com Inc., a Colorado corporation (the "Company"), which has its principal executive offices at 375 Greenwich Street, New York, New York 10013.

Item 2.  Identity and Background.

         Stanley M. Marder (the "Reporting Person") is a technology consultant, with a business address located at 24 Fifth Avenue, Apt. 1703, New York, New York 100011. During the last five years, Mr. Marder has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Marder is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

         See Item 4 below.

Item 4.  Purpose of Transaction.

         On June 15, 1999, Applied Capital Acquisition Corp., a Delaware corporation (the "Merger-Sub"), a wholly-owned subsidiary of Applied Capital Funding, Inc., a Colorado corporation ("Applied"), merged (the "Merger") with and into The Duck Corporation, a Delaware corporation ("Duck") pursuant to an Agreement and Plan of Merger, dated as of June 9, 1999 (the "Merger Agreement"). Duck develops broadband video compression technology. Following the Merger, the business of Applied is the business conducted by Duck prior to the Merger. In conjunction with the Merger, Applied changed its name to "On2.com Inc."

         Pursuant to the terms of the Merger Agreement, the Company's predecessor (Applied) issued 15,000,000 shares of its authorized but unissued common stock to the former holders of Duck common stock (the "Duck Common Stock") based on a conversion ratio of .889334306 shares of the Company Common Stock for each share of Duck Common Stock issued and outstanding as of the effective time of the Merger. The shares issued to the former Duck stockholders represents approximately 65% of the outstanding Company Common Stock following the Merger.

         In addition, all outstanding options and warrants to purchase Duck Common Stock were converted into options and warrants to purchase Company Common Stock. Duck warrants to purchase an aggregate of 2,552,974 shares of Duck Common Stock at an exercise price of $3.917 per share and one warrant to purchase 175,000 shares of Duck Common Stock at an exercise price of $2.79 per share were, giving effect to certain anti-dilutive provisions, converted into warrants to purchase an aggregate of 3,343,211 shares of Company Common Stock at an exercise price of $3.14 per share. Duck employee stock options to purchase an aggregate of 1,802,000 shares of Duck Common Stock were converted into options to purchase 1,602,580 shares of Company Common Stock as follows: (i) 557,613 shares of Company Common Stock at an exercise price of $.88 per share; (ii) 570,952 shares of Company Common Stock at an exercise price of $1.12 per share; and (iii) 474,014 shares of Company Common Stock at an exercise price of $2.25 per share. In conjunction with the Merger, the Company granted 455,000 options to new employees, contingent upon their acceptance of employment, at an exercise price of $1.50 per share.


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CUSIP No. 68338A             SCHEDULE 13D                    Page 4 of 5 Pages
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         Prior to the Merger, Ajmal Khan, Peter Lee and Jeffrey L. Taylor served as directors of the Company. Upon the consummation of the Merger, the number of members of the Board of Directors of the Company was increased from 3 to 5 and Mr. Lee and Mr. Taylor resigned as directors of the Company. David S. Silver, Daniel B. Miller, Harry Edelson and Jack L. Rivkin were appointed as directors to fill the vacancies left on the Board of Directors of the Company, to serve in such capacities until the next annual meeting of the stockholders of the Company or until their earlier resignation or removal.

Item 5.  Interest in Securities of the Issuer.

          (a) and (b) Mr. Marder is the record owner of 2,587,963 shares of Company Common Stock, representing approximately 11.25% of the outstanding Class. Mr. Marder has sole power to vote these shares and sole power to direct the disposition of these shares.

          (c) No transaction in the issued and outstanding shares of the Company by the Reporting Person has been effected during the past 60 days.

          (d) The Reporting Person is not aware of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Company Common Stock set forth above.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as otherwise noted, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in
Item 2 and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to Be Filed as Exhibits.

Exhibit A.  Merger Agreement, dated as of June 9, 1999.


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CUSIP No. 68338A             SCHEDULE 13D                    Page 5 of 5 Pages
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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



June 25, 1999                             \s\ Stanley M. Marder
                                          -------------------------
                                          STANLEY M. MARDER